Filed Pursuant to Rule 424(b)(3)

Registration No. 333-260534

PROSPECTUS SUPPLEMENT NO. 7

(to prospectus dated June 30, 2022)

ALGOMA STEEL GROUP INC.

129,836,439 Common Shares

604,000 Warrants to Purchase Common Shares

24,179,000 Common Shares Underlying Warrants

This prospectus supplement amends and supplements the prospectus dated June 30, 2022, as supplemented or amended from time to time (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-260534). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Report on Form 6-K, furnished to the Securities and Exchange Commission on August 8, 2022 (the “Form 6-K”). Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Shares and Warrants are listed on The Nasdaq Stock Market (“Nasdaq”) under the symbols “ASTL” and “ASTLW”, respectively, and on the Toronto Stock Exchange (the “TSX”) under the symbols “ASTL” and “ASTL.WT,” respectively. On August 5, 2022, the last reported sales prices of the Common Shares on Nasdaq and the TSX were $9.40 and C$12.21, respectively, and the last reported sales prices of the Warrants were $1.95 and C$2.56, respectively.

We are a “foreign private issuer” as defined in the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and are exempt from certain rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the U.S. Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Additionally, Nasdaq rules allow foreign private issuers to follow home country practices in lieu of certain of Nasdaq’s corporate governance rules. As a result, our shareholders may not have the same protections afforded to shareholders of companies that are subject to all Nasdaq corporate governance requirements.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of the Prospectus, and under similar headings in any amendment or supplements to the Prospectus.

None of the Securities and Exchange Commission, any state securities commission or the securities commission of any Canadian province or territory has approved or disapproved of the securities offered by this prospectus supplement or the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 8, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number 001-40924

ALGOMA STEEL GROUP INC.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name)

105 West Street

Sault Ste. Marie, Ontario

P6A 7B4, Canada

(705) 945-2351

(Address and telephone number of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

Exhibit 99.1 of this Form 6-K is incorporated by reference into the Registration Statement on Form S-8 (Commission File No. 333-264063) of the Registrant, Algoma Steel Group Inc.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Exhibit

99.1	Press Release dated August 5, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Algoma Steel Group Inc.

Date: August 8, 2022	By:	/s/ John Naccarato
Name: John Naccarato
Title: Vice President Strategy and General Counsel

Exhibit 99.1

MEDIA RELEASE

August 5, 2022

Algoma Steel Tables Revised Best and Final Offer in Collective Agreement Negotiations with USW Local 2251

USW Local 2251 Refuses to Take it to a Vote

SAULT STE. MARIE, Ontario, Aug. 05, 2022 (GLOBE NEWSWIRE) — Algoma Steel Group Inc. (NASDAQ: ASTL; TSX: ASTL) (“Algoma” or the “Company”) announced today that the Company has submitted a revised best and final Collective Bargaining Agreement (“CBA”) offer to the Negotiating Committee of United Steelworkers Local Union 2251 (“2251”), the union representing Algoma’s hourly employees.

Algoma has again received notice that the 2251 Negotiating Committee has refused the offer and is unwilling to bring the offer to employees for a vote.

Algoma believes its offer to 2251 provides a highly competitive compensation package that is superior to many of the Company’s peers in the industry and includes numerous health and wellness benefit enhancements and protections offered by the Company in an effort to reach an agreement.

Algoma’s revised and improved best and final offer contains improvements to the CBA including:

•	Wage and cost of living increases totaling approximately 15.2% over 4 years, including the most recent COLA wage increase, plus increased afternoon, night, and Sunday shift premiums

•	Signing bonus of $6,000 for established employees ($1,000 for non-established employees) upon ratification

•	Increases to employee benefits that include:

•	Increase in the Company’s contributions to the Defined Contribution pension by a total of $1.00 per hour over 4 years

•	Increase in major medical benefits, including lifetime maximum and visit allotments

•	Increase in vision care

•	Increase in dental benefits, including improvements to lifetime maximum for orthodontics and crown coverage

•	Increase in short-term and long-term disability reduced earnings caps

•	Increase in meal and boot allowances

•	Increase in retiree health benefits, including increased lifetime maximum, coverage for glucose monitoring systems, and more for hearing aids and eyeglasses

Algoma President and Chief Executive Officer Michael Garcia commented, “We have worked tirelessly over the last several weeks to come up with a monetary proposal that is seen by both the Company and the Union bargaining committee as fair, competitive, and affordable through all points of the steel cycle. We accomplished this with USW Local 2724, whose bargaining committee and membership approved largely the same offer we have presented to Local 2251. We will continue our efforts to find a way forward that avoids a business interruption.”

Cautionary Statement Regarding Forward-Looking Statements

This news release contains “forward-looking information” under applicable Canadian securities legislation and “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), including statements regarding the anticipated impact of the 2251 Negotiating Committee’s refusal to submit Algoma’s best and final offer to its members, the potential material impact any outage will have to earnings and our ability to maintain contracted sales, with the risk customers may source their product from competitor suppliers, and Algoma’s transition to electric arc steelmaking, its future as a leading producer of green steel, and Algoma’s expected enhanced long-term profitability, cost-cutting initiatives, modernization of its plate mill facilities, transformation journey, investment in its people, processes, optimization and modernization, and growing capability and courage to meet the industry’s challenges. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections, and other statements about future events that are based on current expectations and assumptions. Many factors could cause actual future events to differ materially from the forward-looking statements in this document. Readers should consider the risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Algoma’s Annual Report on Form 20-F, filed by Algoma with the Ontario Securities Commission (the “OSC”) (available under the company’s SEDAR profile at www.sedar.com) and with the Securities and Exchange Commission (the “SEC”) (available at www.sec.gov), as well as in Algoma’s current reports with the OSC and SEC. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Algoma assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

About Algoma Steel Group Inc.

Based in Sault Ste. Marie, Ontario, Canada, Algoma is a fully integrated producer of hot and cold rolled steel products including sheet and plate. With a current raw steel production capacity of an estimated 2.8 million tons per year, Algoma’s size and diverse capabilities enable it to deliver responsive, customer-driven product solutions straight from the ladle to direct applications in the automotive, construction, energy, defense, and manufacturing sectors. Algoma is a key supplier of steel products to customers in Canada and Midwest USA and is the only producer of plate steel products in Canada. The Company’s mill is one of the lowest cost producers of hot rolled sheet steel (HRC) in North America owing in part to its state-of-the-art Direct Strip Production Complex (“DSPC”), which is the newest thin slab caster in North America with direct coupling to a basic oxygen furnace (BOF) melt shop.

Algoma has achieved several meaningful improvements over the last several years that are expected to result in enhanced long-term profitability for the business. Algoma has upgraded its DSPC facility and recently installed its No. 2 Ladle Metallurgy Furnace. Additionally, the Company has cost-cutting initiatives underway and is in the process of modernizing its plate mill facilities.

Today Algoma is on a transformation journey. Algoma is investing in its people and processes, optimizing and modernizing to secure a sustainable future. Our customer focus, growing capability and courage to meet the industry’s challenges head-on, position us firmly as your partner in steel.

For more information contact:

Brenda Stenta

Manager Communications & Branding

Algoma Steel Group Inc.

Phone: 705.206.1022

E-mail: brenda.stenta@algoma.com